Exhibit 99.1

NEWS RELEASE

December 17, 2020

For Immediate Release

Pollard Banknote, Together with NeoGames, Signs Four-Year iLottery Contract Extension with the Michigan Lottery

LANSING, Michigan, December 17, 2020 /CNW/ Pollard Banknote Limited (TSX: PBL) (“Pollard Banknote”), a leading lottery partner to more than 60 lotteries worldwide, and its subcontractor, NeoGames S.A. (Nasdaq: NGMS) (“NeoGames”), a technology-driven provider of end-to-end iLottery solutions, are pleased to announce the signing of a four-year iLottery contract extension with the Michigan Lottery. Under this extended agreement, which commences July 2022 through to July 2026, Pollard Banknote, along with NeoGames, will continue to serve as the Michigan Lottery’s iLottery partner, providing world-class platform technology, a full suite of interactive eInstant and draw-based games, and a broad range of managed services—from player support and customer engagement marketing, to banking, payments, claims, and compliance operations. The two companies also currently supply similar solutions for four other highly successful iLottery programs in North America through their jointly owned and operated company, NeoPollard Interactive LLC.

Recognized as North America’s Lottery Operator of the Year by eGaming Review ("EGR") in 2020, the Michigan Lottery has brought a multitude of innovative, revenue-generating iLottery games and payment solutions to market.

“We are proud of the success we have achieved with our iLottery program over the past several years,” said Shannon DeHaven, Deputy Commissioner of Gaming Operations for the Michigan Lottery. “The collective commitment to delivering exceptional player experiences through a deep understanding of the iLottery business and digital ecosystem has been a key ingredient to our success. We look forward to continuing our efforts to generate revenue for Michigan schools.”

“The success that the Michigan Lottery has achieved in just a few short years in the iLottery space is truly remarkable,” stated Doug Pollard, Co-Chief Executive Officer, Pollard Banknote. “Through our collaborative partnership with the Michigan Lottery, we have learned a great deal about iLottery players in Michigan and have made great strides in bringing new technology-enabled products and services to the Lottery to engage its players and optimize sales. We will continue to be a partner that is fully invested in the success of the Michigan Lottery’s iLottery program to increase revenues for good causes through online and mobile channels.”

“We are privileged to have the opportunity to once again extend the market-leading work we do with the Michigan Lottery, and the overall growth since 2014 has been a testament to the innovative approach the Lottery has demonstrated,” added Moti Malul, NeoGames’ Chief Executive Officer. “Our company has worked diligently alongside the Lottery to continuously improve the program, whether it be new and exciting games or innovative solutions to enhance the online experience. We anticipate that even greater success is yet to come.”

About Pollard Banknote

Pollard Banknote is a leading lottery partner to more than 60 lotteries worldwide, providing high quality instant ticket products, licensed games, Schafer Systems and Fastrak retail merchandising solutions, and a full suite of digital offerings, ranging from world-class mkodo game apps to comprehensive player engagement and iLottery solutions, including strategic marketing and management services. The company is a proven innovator and has decades of experience helping lotteries to maximize player engagement, sales, and proceeds for good causes. Pollard Banknote also provides pull-tab tickets, bingo paper, and its Diamond Game and Oasis-branded electronic ticket machines to charitable and other gaming markets in North America. Established in 1907, Pollard Banknote is owned approximately 67.3% by the Pollard family and 32.7% by public shareholders and is publicly traded on the TSX (PBL). For more information, please visit www.pollardbanknote.com.

About NeoGames

NeoGames (Nasdaq: NGMS) is a technology-driven innovator and a global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms with the experience and expertise required for successful iLottery operations. NeoGames’ pioneering game studio encompasses an extensive portfolio of engaging online lottery games that deliver an entertaining player experience. As a trusted partner to lotteries worldwide, the company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes. For more information visit www.neogames.com.

Forward-looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information, which involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this document, such statements include such words as “may,” “will,” “expect,” “believe,” “plan,” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented, or revised whether as a result of new information, changing circumstances, future events, or otherwise.

FOR MORE INFORMATION CONTACT:

Doug Pollard Co-Chief Executive Officer Pollard Banknote Limited Telephone: 1-204-474-2323 E-mail: dpollard@pbl.ca	Moti Malul Chief Executive Officer NeoGames S.A. Investor Contact: ir@neogames.com Media Relations: pr@neogames.com